Exhibit 99.4

51-102F3

Material Change Report

Item 1	Name and Address of Company

VERSES AI Inc. (the “Company” or “VERSES”)

205 - 810 Quayside Drive

New Westminster, British Columbia V3M 6B9

Item 2	Date of Material Change

November 8, 2024.

Item 3	News Release

The news release was disseminated on November 8, 2024 through Globe Newswire and subsequently filed on SEDAR+.

Item 4	Summary of Material Change

The Company announced that it had closed its previously announced non-brokered private placement of 3,600,000 special warrants of the Company (the “Special Warrants”) at a price of $0.50 (the “Offering Price”) per Special Warrant for aggregate gross proceeds of $1.8 million (the “Special Warrant Offering”). The Company’s decision to increase the size of the Special Warrant Offering from $1.6 million to $1.8 million was accepted by Cboe Canada (the “Exchange”) prior to closing.

Item 5	Full Description of Material Change

The Company announced that it had closed its previously announced Special Warrant Offering of 3,600,000 Special Warrants at the Offering Price for aggregate gross proceeds of $1.8 million. The Company’s decision to increase the size of the Special Warrant Offering from $1.6 million to $1.8 million was accepted by the Exchange prior to closing.

Each Special Warrant is exercisable, at no additional costs, for one unit of the Company (each, an “Equity Unit”). Each Equity Unit consists of one Class A Subordinate Voting share of the Company (a “Share”) and one-half of one Share purchase warrant (each whole warrant, a “Warrant”). Each Warrant will entitle the holder thereof to acquire one Share at an exercise price of $0.70 per Share, subject to adjustment in certain circumstances, for a period of 36 months from November 8, 2024.

The Special Warrant Offering was conducted in all the provinces of Canada, except Québec, pursuant to available exemptions from prospectus requirements in National Instrument 45-106 – Prospectus Exemptions (“NI 45-106”), for aggregate gross proceeds of $1,800,000. The Special Warrant Offering was also conducted in the United States pursuant to exemptions from the registration requirements under Regulation D of the United States Securities Act of 1933, as amended (the “1933 Act”), subject to receipt of all necessary regulatory approvals, and in those other jurisdictions outside of Canada and the United States provided it is understood that no prospectus filing or comparable obligation arises in such other jurisdiction. The Equity Units will be subject to a statutory hold period of four months in accordance with applicable Canadian securities laws.

In connection with the Offering, the Company: (i) paid to certain finders and advisors an aggregate cash commission of C$91,325; and (ii) issued to certain finders and advisors an aggregate of 182,650 compensation warrants (the “Compensation Warrants”). Each Compensation Warrant will be exercisable into one Equity Unit at the Offering Price for a period of 36 months following November 8, 2024.

The net proceeds of the Special Warrant Offering will be used for general working capital purposes, to fund ongoing operations, and to fund research and development, including the development of Genius.

5.2	Disclosure for Restructuring Transactions

N/A

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

N/A

Item 7	Omitted Information

None.

Item 8	Executive Officer

For further information, contact:

Kevin Wilson

Chief Financial Officer

Tel. (323) 868-0514

Email: Kevin.w@verses.io

Item 9	Date of Report

November 18, 2024